Mail Stop 3561

April 27, 2010

<u>via U.S. mail and facsimile</u>

Wenge Fang, President
China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong
CHINA

RE: **China Water Group, Inc.**
    Form 10-K, Amendment 2 for Fiscal Year Ended December 31, 2008
    Form 10-Q, Amendment 1 for Quarter Ended March 31, 2009
    File No.: 0-26175

Dear Mr. Fang:

We have reviewed your supplemental correspondence and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2008
Material Weaknesses as at 2008, pages 43 and 44
(a) Evaluation of Disclosure Controls and Procedures

1. Please delete the heading "Material Weaknesses as at 2008" if you conclude that none existed at that date.

2. You disclose that disclosure controls and procedures ("DC&P") were effective as of December 31, 2008; however, you disclosed that DC&P were not effective in the previous quarter, i.e., as of September 30, 2008. Please revise the amended 10K/A to state that DC&P were not effective as of December 31, 2008, or describe the changed events and circumstances that occurred during the fourth quarter that led to the changed conclusion that DC&P were effective.

3. Please tell us and revise to disclose how the substantive revisions to the financial statements in the amended 10-K affected management's conclusion that DC&P were effective or provide a revised conclusion.

(b) Management's Report on Internal Control over Financial Reporting, page 44

4. You disclosed that all of the remediation actions listed on page 43 had been completed with the exception of engaging another accounting firm to provide you with technical advice. Please tell us and revise to disclose how you concluded that internal controls over financial reporting ("ICFR") were effective at year-end when previous material weaknesses were not completely remediated or revise to disclose that ICFR were not effective.

Certain Relationships and Transactions with Related Persons, page 50

5. In the third paragraph of this section, clarify which of the two loans has been repaid.

6. In the fifth paragraph of this section, clarify which of the two loans has been repaid.

Report of Independent Registered Public Accounting Firm, page 2

7. We note that the report from your independent registered public accounting firm is not signed. Please revise to provide a signed report.

Note 2 – Basis of presentation
(v) Acquisition of subsidiary – Xinchen, page 7

8. We read your response to our prior comment 7 noting that $5.95 million represents the fair value of the liability incurred at the acquisition date. We note that this amount was based upon a fair value of $0.20 per share with reference to contemporaneous stock prices on the Pink Sheets. It appears to us that the contemporaneous stock prices did not exceed $0.05 during the past year. Please explain in detail how you determined the value of the stock and the measurement date used for the market price of the stock. See EITF 99-12 for guidance.

9. You disclosed in the Form 8-K filed February 26, 2010 that the acquisition of Xinchen was treated as an asset acquisition. You then stated in Note 2 to the Form 10-K/A filed March 5, 2010 that the $13.45 million purchase price was assigned to goodwill as the net assets of Xinchen were negative at the acquisition date which suggests the acquisition was accounted for as a purchase business combination. Please reconcile these two statements as they are contradictory and also tell us whether the acquisition of Xinchen was an acquisition of assets or a purchase business combination. Cite the authoritative literature that supports your response. We note that asset acquisitions do not result in the recognition of goodwill.

10. We note that your acquisition included a bottled water factory, exclusive operation of the water resource for fifty years, rights to the land, property title, intellectual property and trademark, yet you allocated 100% of the purchase price to goodwill. If this transaction was an asset acquisition as you assert in the Form 8-K filed February 26, 2010, you should allocate the purchase price to the fair value of the assets acquired. The liabilities of Xinchen should not have been assumed by you and their balance should not be relevant in an asset acquisition. Tell us why you did not allocate the purchase price to the assets acquired.

11. We read your response to our prior comment 8 and do not see where you have fully responded to the comment. Accordingly, please revise to disclose the amount assigned to each major asset acquired as of the acquisition date.

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

Consolidated Financial Statements

12. Considering the restated December 31, 2008 financial statements in the Form 10-K/A filed on March 5, 2010, please include your restated December 31, 2008 financial statements for any further amendments.

Section 302 Certifications

13. We read your response to our prior comment 13; however, your response did not address each of our points. We therefore reissue the comment. Your Section 302 certifications did not comply with the language required by Item 601(b)(31) of Regulation S-K in the following respects:
   - you replaced "registrant" with "issuer" in paragraph 5 (of exhibit 31.2) and "smaller reporting Registrant" in paragraph 5(b).
   - the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not included.
   - Exhibit 31.2 should be signed by your chief <u>financial</u> officer and <u>labeled</u> as such.

   Please revise

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Blaise Rhodes (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

                               Sincerely,

                               John Reynolds
                               Assistant Director
                               Office of Beverages, Apparel and
                               Health Care Services

cc: Frank Hariton, Esq.
      Via facsimile to (914) 693-2963